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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: October 30, 2009	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

ROYAL STANDARD MINERALS INC.

Exploration Plans for Pinon and Darkstar Projects, Elko County, Nevada

Royal Standard Minerals, (RYSMF-OTCBB), Manhattan, Nevada, October 27, 2009, (C.U.S.I.P780919106) ("RSM") has completed a study of its Pinon and Darkstar properties in Elko County, Nevada has identified a number of new drill targets that have potential to be additive to the current near surface gold-silver resources at Pinon and Darkstar and for deep, underground, "new" gold resources. The development of new drill targets during this phase of study concentrated on those areas in close proximity to the measured near surface oxide gold-silver deposits to include the Pinon Property -Main Zone and North Pod and the Darkstar deposits. (There projects are currently under evaluation for near term development as an open pit heap leach operation by RSM).

The regional exploration within the Carlin Trend over the past 20 years has resulted in the discovery of deeper (underground) high grade (0.4-1 opt) multimillion ounce gold deposits such as the Deep Star, Meikle and Rain-extension gold deposits. These structurally controlled deposits are frequently associated with or in close proximity to near surface open pit gold deposits. On the RSM property position there is geo-technical support from drilling, geologic, geochemical and geophysical data that continued exploration may result in the discovery of larger deposits that are not exposed at the surface.

The initial exploration effort on the RSM land package will focus on northwest, north and northeasterly fault controls to help guide the development and testing of targets where previous drill data and down dip down plunge extensions of existing deposits indicates the presence of significant persistent gold mineralization to depths greater than 1,500+ feet. A second phase of the effort will involve a "step out" drilling program to explore for concealed underground deposits along strike and down dip within prospective untested fault zones on the RSM property position.

Pinon Area NW Fault and Breccia Pipe Trend-Southern Property Block

A large "Rain-type" collapse breccia occurs 1,000 feet south of the Pinion shallow oxide gold resource currently under evaluation for possible production. In the (multi-million ounce) Rain gold district, the occurrence of structurally controlled collapse breccias are key elements in the development of open space for the introduction of gold deposition and alteration events associated with west-northwest trending fault zones. The collapse breccias occur within fault zones that can contain deep mineralization developed within the Devils Gate Limestone.

On the RSM property, the first of these collapse breccia structures was identified through drilling returning deep gold mineralization that requires additional exploration. The most significant mineralized section indicated to date in this breccia contains 110' of 0.078 opt gold from 580-690 feet, 175 feet of 0.14 opt from 740'-915' drill depth. Other drill holes returned 30' of 0.110

opt gold from 525-555 feet, and to 0.25 opt gold in narrow fault controlled zones within the Devils Gate Limestone. Past drilling tested only the northeastern portion of the feature. RSM proposes to continue testing this structure for gold deposits that are not exposed at the surface within the Devils Gate Limestone.

RSM geophysical data has defined these collapse breccias as circular pipe-like features approximately 2,000 feet in diameter, the northern portion of which has been partially drill tested and is gold mineralized. A second circular geophysical feature on the RSM property position occurs 2,000 feet WNW of the first anomaly and is also about 2,000 feet in diameter and has never been drill tested. RSM proposes to test this second circular geophysical feature and the WNW fault zone that connects the collapse breccias. These anomalies represent attractive deep Rain-type gold targets.

Darkstar Project

The Darkstar gold-silver deposit is located approximately one mile east of the Pinon Main zone deposit in Elko County, Nevada. Darkstar is a near surface, potential open pit mineable low grade (0.027 opt) gold/silver system. The property development area has a defined antiformal shaped, 300 foot thick, zone of generally lower grade gold that is somewhat bedding conformable gold mineralization. This low grade zone is characterized by abundant hydrothermal injection breccias and pervasive silicification. Higher grades (0.15 opt) occur in the weakly and sporadically in the weakly silicified hanging and footwall rocks. Higher gold grades are also hosted by crosscutting, high angle fault zones.

Preliminary metallurgical testing results on drill cuttings indicate that this gold mineralization is amenable to direct cyanidation treatment indicate gold recoveries ranged from 75% to 91.3% with a mean average recovery of 81.8% in 96 hours leaching. Gold recovery rates were fairly rapid and extraction and was substantially completed from 6 to 24 hours. Cyanide consumption was low. The preliminary metallurgical tests are very encouraging in regard to gold recovery and the rate of recovery of gold and silver which is similar to and better than the Pinon test results.

The Darkstar mineralization is open on strike toward the north and south of the currently know deposit. The metallurgical characteristics of this mineralization are considered to be compatable with the Pinon main zone deposits oxide gold-silver mineralization and can considered to be additive to the Pinon deposits for a centrally located heap leach recovery system.

The Company plans to drill test these targets in conjunction with the drilling program designed to expand the near surface measured gold oxide deposits currently under evaluation for possible development as soon as possible.

RSM is a natural resource exploration and development company,
www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact:
Roland Larsen
804-580-8107
Rich Kaiser
800-631-8127